RED GIANT ENTERTAINMENT, INC.
                            614 E. Hwy. 50, Suite 235
                               Clermont, FL 34711

August 22, 2013

Mr. David R. Humphrey
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549

     RE: Red Giant Entertainment, Inc. (the "Company")
         Item 4.01 Form 8-K
         Filed April 9, 2013, as amended April 15, 2013
         File No. 001-34039

Dear Mr. Humphrey:

We have received your comment letter dated April 25, 2013 (the "Comment Letter") regarding our Form 8-K referenced above (the "Form 8-K"). We have prepared the following responses describing the general action(s) taken regarding each comment in the Comment Letter. The following numbers herein are coordinated to the comment number in the Comment Letter.

ITEM 4.01 CHANGES IN REGISTRANT'S CERTIFYING ACCOUNTANT

1. We are concurrently filing via EDGAR Amendment No. 2 to the Form 8-K that reflects our responses to your comments as detailed below and have enclosed for your convenience a redlined copy of such Amendment No. 2. We have also requested an updated Exhibit 16 letter from our former auditors, MartinelliMick PLLC ("MMPLLC"), indicating whether or not they agree with our revised disclosures in such Amendment No. 2.

2. We have amended the Form 8-K to disclose the type of audit report rendered by MMPLLC for the year ended August 31, 2012 (after the reverse merger with Castmor) and the year ended December 31, 2011 (prior to the reverse merger), as follows:

     MMPLLC's reports on the financial statements for the year ended August 31, 2012 and on the financial statements for the year ended December 31, 2011 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting, except that each of such reports contained an explanatory paragraph stating that there was substantial doubt about the Company's ability to continue as a going concern.

3. We are providing as supplemental information attached as Exhibit A copies of all written communications between the Company and MMPLLC regarding unresolved audit issues and additional information requested to support our representations. We are providing as supplemental information attached as Exhibit B a written response describing in detail the nature of each of each of the unresolved audit issues, including where applicable the amount of the
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transaction, GAAP accounting treatment you applied, what disclosures have been provided in the financial statements or notes, which annual fiscal year and quarterly period the transaction pertains, and the dollar or percentage impact to assets, liabilities, equity, and pre-tax net income for the affected periods.

4. We have revised paragraphs 1(d) and 1(f) of the Form 8-K to replace each instance of "MM" with "MMPLLC." We have also revised paragraph 1(e) of the Form 8-K to replace "April 8, 2013" with "April 3, 2013."

5. We have revised paragraph 2(a) of the Form 8-K to replace "April 8, 2013" with "April 5, 2013".

The Company acknowledges that:

     * The Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;

     * Staff comments or changes to disclosure in response to staff comments do not foreclose the U.S. Securities and Exchange Commission (the "Commission") from taking any action with respect to the Form 8-K; and

     * The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your continued review of the Form 8-K. Please advise if you have any further comments.

Very truly yours,

Red Giant Entertainment, Inc.


/s/ Benny Powell
-------------------------------------------
By:  Benny Powell
Its: Chief Executive Officer, President,
     Chief Financial Officer, and Secretary

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